Exhibit 12.1

WAL-MART STORES, INC.

Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
(Dollar amounts in millions)	April 30, 2011	April 30, 2010	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$5,378	$5,266	$23,538	$22,118	$20,867	$20,122	$19,023
Capitalized interest	(12)	(16)	(63)	(85)	(88)	(150)	(182)
Consolidated net income attributable to the noncontrolling interest	(151)	(143)	(604)	(513)	(499)	(406)	(425)

Adjusted income from continuing operations before income taxes	5,215	5,107	22,871	21,520	20,280	19,566	18,416

Fixed Charges:
Interest (1)	574	530	2,268	2,160	2,267	2,267	2,009
Interest component of rent	170	145	651	597	406	464	368

Total fixed charges	744	675	2,919	2,757	2,673	2,731	2,377

Adjusted income from continuing operations before income taxes and fixed charges	$5,959	$5,782	$25,790	$24,277	$22,953	$22,297	$20,793

Ratio of earnings to fixed charges (times)	8.0	8.6	8.8	8.8	8.6	8.2	8.7

(1)	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.